Exhibit 12

NDS Group plc

Computation of Ratio of Earnings to Fixed Charges

	For the six months ended December 31,
(in thousands, except ratio)	2007	2006
	(unaudited)

Consolidated pretax income from continuing operations	$122,752	$94,502
Interest portion of rental expense	3,622	3,003
Earnings	$126,374	$97,505

Fixed charges, being interest portion of rental expense	$3,622	$3,003

Ratio of earnings to fixed charges	34.9	32.5